VF 3-5-03

**AP 3/4/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011251

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 7 2003 165 SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8-44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Funds Distributor Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Financial Center
(No. and Street)

Boston	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip J. Iudice 617-434-0484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/13

OATH OR AFFIRMATION

I, Philip J. Iudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Funds Distributor Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Funds Distributor, Inc.

(A Wholly-Owned Subsidiary of
Colonial Management Associates, Inc.)
Statement of Financial Condition and Supplementary Information
December 31, 2002
(With Report of Independent Accountant
and Supplemental Report on Internal Control)

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of
Colonial Management Associates, Inc.)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Colonial Management Associates, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liberty Funds Distributor, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on this basic financial statement taken as a whole. The information contained in Schedules I, II and III is presented by management for purposes of additional analysis and is not a required part of this basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of this basic financial statement and, in our opinion, is fairly stated in all material respects in relation to this basic financial statement taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2003

Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 26,263,538
Cash segregated under federal regulations	14,778
Receivables:	
Fund shares sold from brokers and dealers	38,308,165
Distribution and service fees	591,364
Receivable from affiliates	3,201,599
Deferred distribution costs, net	3,527,557
Income tax receivable from Parent	1,233,921
Other assets	322,842
Total assets	$ 73,463,764
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable to mutual funds for fund shares sold	$ 38,286,755
Service fees payable to brokers and dealers	9,813,133
Accounts payable and accrued liabilities	4,083,097
Accounts payable to affiliates	3,425,877
Total liabilities	55,608,862
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	16,853,836
Retained earnings	1,000,966
Total stockholder's equity	17,854,902
Total liabilities and stockholder's equity	$ 73,463,764

The accompanying notes are an integral part of this statement of financial condition.

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Colonial Management Associates, Inc.)
Notes to Financial Statements
December 31, 2002

1. **Organization and Business**

Liberty Funds Distributor, Inc. (the "Company") is incorporated in The Commonwealth of Massachusetts for the purpose of conducting business as the distributor of open-end load mutual funds managed by affiliates. The Company also acts as the principal underwriter of no-load funds managed by affiliates. The Company is a wholly-owned subsidiary of Colonial Management Associates, Inc. (the "Parent"), a Massachusetts corporation. The Parent is a subsidiary of Liberty Funds Group LLC ("LFG"), which, in turn, is a subsidiary of Columbia Management Group, ("Columbia"). Columbia is an indirect majority-owned subsidiary of Fleet National Bank, N.A. ("Fleet Bank") which in turn, is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and applicable state securities statutes and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

2. **Summary of Significant Accounting Policies**

Use of Estimates
The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual amounts could differ from such estimates.

Deferred Distribution Costs
Sales commissions paid to third-party brokers on Class C and D fund share sales, which carry a CDSC and a distribution plan fee, are recorded as deferred distribution costs and amortized on a straight-line basis over a one-year period.

Income Taxes
The Company is included in the consolidated federal income tax return of FleetBoston and files combined or separate tax returns with various states. Related deferred and current tax receivables and payables are included in the balance sheet. Under the terms of the present tax sharing arrangement, the Company computes its separate state income taxes as if it is a separate entity. For federal income taxes, the Company computes income taxes using a statutory tax rate of 35%.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the consolidated balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held with an affiliate, Fleet Bank, and an investment of $25,760,895 in a money market mutual fund affiliated with Columbia. The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Cash Segregated under Federal Regulations

Cash of $14,778 is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Fair Value of Financial Instruments

As a registered broker-dealer, the Company records securities owned at market value. The fair value of all other financial assets and liabilities (consisting primarily of a net receivable for fund shares sold) are considered to approximate the reported value due to the short-term nature of the financial instruments.

3. Deferred Distribution Costs

Deferred distribution costs consisted of the following at December 31, 2002:

Deferred distribution costs	$ 25,254,644
Accumulated amortization	(21,727,087)
	$ 3,527,557

4. Income Taxes

Goodwill and intangibles, recognized by Columbia in FleetBoston's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc. has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. While the tax deduction does not give rise to a deferred tax to the Company, the tax benefit has been recognized as a capital contribution from its Parent of $1,753,990.

5. Employee Benefit Plan

The Company participates in pension plans and postretirement health and life insurance programs sponsored by the FleetBoston. These plans include qualified noncontributory, defined benefit pension plans covering substantially all domestic employees, as well as nonqualified noncontributory defined benefit plans for certain executives. The qualified plans are funded in compliance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Postretirement health and life insurance benefits are provided for eligible retired domestic employees. The estimated cost of postretirement benefits are accrued over the service lives of eligible employees. FleetBoston allocates net periodic benefit income/expense to subsidiary companies. As of December 31, 2002, the assets/liabilities related to pension and postretirement benefits were recorded on the records of the plan sponsor, FleetBoston.

The Company also participates in the FleetBoston contributory thrift plan, which covers substantially all full-time and permanent part-time employees. This plan provides that eligible employees may elect to contribute a percentage of their annual salary to the plan. The Company matches a percentage of each employee's contributions up to 6% of the employee's salary.

6. Related-Party Transactions

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105% of the Company's net operating expenses. The Parent provides to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel at no cost.

The Parent provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the funds and the amount paid to third-party broker-dealers.

The Company has an arrangement with LFG, whereby LFG advances to the Company funds on a daily basis to pay commissions to third-party brokers and dealers for sales of Class B and Class G fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to LFG the Company's asset derived from the Class B and Class G fund share commissions. As a result, LFG is entitled to receive from the Company all asset-based distribution plan fees and all contingent deferred sales charges ("CDSC") related to Class B and Class G fund shares received by the Company.

The Company had a Preferred Selling Agreement with an affiliate in which the affiliate provided distribution services to the Company.

Liberty Funds Services, Inc. ("LFI") is an affiliate of the Company and transfer agent for mutual funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. LFI also collects and pays over to the Company CDSC payable upon redemption of fund shares.

Due to related party transactions, the statement of financial condition may not be indicative of the financial position that would have existed if the Company operated as an unaffiliated corporation.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1.

As of December 31, 2002, the Company had net capital for this purpose of $6,141,718, which was $4,986,911 in excess of its required net capital of $1,154,807. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2002 was 2.82 to 1.

8. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are maintained by LFI as agent for the Company, the Company will indemnify LFI for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Colonial Management Associates, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

Schedule I

Net Capital	
Total stockholder's equity	$ 17,854,902
Deductions and/or charges:	
Cash held with affiliate	502,643
Cash segregated under federal regulations	14,778
Distribution and service fees	591,364
Receivable from affiliates	3,201,599
Deferred distribution costs, net	3,527,557
Income tax receivable from Parent	1,233,921
Other assets	322,842
Net capital before haircuts on securities positions	8,460,198
Haircuts on securities positions	2,318,480
Net capital	$ 6,141,718
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable to mutual funds for fund shares sold	$ 38,286,755
Service fees payable to brokers and dealers	9,813,133
Accounts payable and accrued liabilities	4,083,097
Accounts payable to affiliates	3,425,877
	55,608,862
Adjustment from trade date to settlement date basis of accounting for fund shares sold	(38,286,755)
Total aggregate indebtedness	$ 17,322,107

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Colonial Management Associates, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2002 Schedule I

Computation of Basic Net Capital Requirements

Minimum net capital required: 6 2/3% of aggregate indebtedness	$ 1,154,807
Excess net capital	$ 4,986,911
Excess net capital at 1000%	$ 4,409,507
Ratio: Aggregate indebtedness to net capital	2.82 to 1

Reconciliation with Company's Computation
(included in Part II of Form X 17A-5 as of December 31, 2002)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 6,739,394
Audit adjustments impacting total stockholder's equity:	
Capital contribution	1,753,990
Other	34,845
Audit adjustments impacting adjustments to Net Capital:	
Increase in income tax receivable from Parent	(1,166,954)
Increase in receivable from affiliates	(1,219,557)
Total adjustments	(597,676)
Net capital per above	$ 6,141,718

NOTE: Sales of fund shares are accounted for on a settlement date basis for the purpose of computing net capital and total aggregate indebtedness.

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Colonial Management Associates, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002 **Schedule II**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Colonial Management Associates, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002 **Schedule III**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Liberty Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Funds Distributor, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

To the Board of Directors and Stockholder of
Liberty Funds Distributor, Inc.

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2003